Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

SolarGaps, Inc.
541 Jefferson Ave Suite 100
Redwood City, CA 946023
https://solargaps.com/

Up to $4,113,318.55 in Common Stock at $1.67
Minimum Target Amount: $9,999.96

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: SolarGaps, Inc.
Address: 541 Jefferson Ave Suite 100, Redwood City, CA 946023
State of Incorporation: DE
Date Incorporated: August 15, 2016

Terms:

Equity

Offering Minimum: $9,999.96 | 5,988 shares of Common Stock
Offering Maximum: $4,113,318.55 | 2,463,065 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $1.67
Minimum Investment Amount (per investor): $499.33

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives and Bonuses*

Loyalty Bonus | 5% Bonus Shares

WeFunder prior Investors: Invest in this Reg CF round and receive additional 5% bonus shares

<u>Time-Based:</u>

Friends and Family Early Birds

Invest within the first 48 hours and receive 30% bonus shares.

Super Early Bird Bonus

Invest within the first week and receive 25% bonus shares.

Early Bird Bonus

Invest within the first two weeks and receive 20% bonus shares.

<u>Amount-Based</u>

$500+ | Tier 1

Invest $500+ and receive 5% off the first order of smart solar blinds.

$1,000+ | Tier 2

Invest $1,000+ and receive 5% bonus shares, 7% off the first order of smart solar blinds, 1 year of free service and support, and free for life: Bronze membership status.

$2,500+ | Tier 3

Invest $2,500+ and receive 10% bonus shares, 10% off the first order of smart solar blinds., 2 years of free service and support, free for life: Silver membership status.

$5,000+ | Tier 4

Invest $5,000+ and receive 20% bonus shares, 15% off the first order of smart solar blinds, 5 years of free service and support, a tour of the manufacturing facility, fee for life: Gold membership status.

$10,000+ | Tier 5

Invest $10,000+ and receive 30% bonus shares, 20% off the first order of smart solar blinds, 10 years of free service and support, access to the exclusive bonuses & perks that would be available only to the VIP clients, participation in the yearly Q&A call with the CEO, free for life: Platinum membership status.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

<u>The 10% StartEngine Owners' Bonus</u>

SolarGaps will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.67 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $167. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner’s Bonus and the WeFunder Loyalty Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

SolarGaps design and produce smart window blinds with solar panels that track the sun to collect energy and convert it to electricity to power your home and office. We also have the software to monitor and control this process. Bottom-line - you reduce your utility electricity bills, air conditioning usage, and eventually reduce your carbon footprint.

Technology is protected by our international patents and this allows us to scale globally and become profitable. SolarGaps is green and carbon neutral. We fight for saving our planet and reducing homeowners' utility bills expenses and helping them become more energy efficient and independent. We have 20+ distributors in 20+ countries and more than 300 installations so far.

SolarGaps invented and started mass-producing unique and outstanding products with our core target of 56% of the world's population - people who live in cities. Because our solar blinds can capture energy on the vertical facades of buildings, we offer a way for homeowners to directly power their homes and apartments without an expensive rooftop installation. SolarGaps creates unique value by executing two functions simultaneously: saving cooling costs due to effective shading and generating solar electricity while enhancing life quality for B2C clients and creating a pleasant working environment for B2B customers. We believe traditional rooftop systems do not address the massive energy waste caused by air conditioning. SolarGaps is one of the only solar solutions that shades and generates energy, automatically.

SolarGaps, Inc. was formed in 2016 in the United States. In 2017, the company created a wholly owned subsidiary, SolarGaps LLC, based in Ukraine for European investment opportunities. In 2020, the company closed this subsidiary and moved all business to the United States.

Competitors and Industry

The cleantech market was estimated to reach USD 6.4 T in 2022.

Currently, we believe SolarGaps smart solar blinds have no direct competitors. Indirect competitors can be divided into substitutes and alternatives. Substitutes include regular blinds and shades, motorized blinds and shades, and smart blinds and shades, while alternatives are solar PV rooftop solutions and other solutions for decentralized renewable electricity production. Compared with regular blinds and shades SolarGaps smart solar blinds have significant benefits because of smart features and solar PV energy generation. Our competitors are focused on rooftop installations, entirely missing the opportunity to leverage windows as an energy generation and energy conservation area. Unlike our competitors, we provide a solution for the majority of the world's population-- those who don't have a roof to mount solar panels on.

Current Stage and Roadmap

SolarGaps worked hard building a network of distributors globally. We have a lot of big B2B projects globally in the pipeline now. We produce solar blinds and ship them to our clients. However, we see huge potential in the US market. We started negotiations with real estate property owners in NYC and we decided to increase our presence on US market. We will be hiring more people to run operation in the US. We also want to get into DIY sector to sell our product to B2C customers in the US.

On the B2C front, we've got retail interest from Amazon, Lowes, Target, BestBuy and Sam's Club. Several weeks ago, we met with BestBuy and Target buyers in Minneapolis and were invited by Target Open House to showcase our product. This is great news for us, as it puts SolarGaps in the forefront of the public eye and shows Target's good faith in us.

Our Direct Sales continue to steadily increase, despite no advertising spending by SolarGaps. In 2017 we completed a Kickstarter campaign where we raised $102,354. In our prior two fiscal years, we have achieved approximately $67k in revenue and have over 400 paid customers nationwide.

The Team

Officers and Directors

Name: Eugene Erik

Eugene Erik's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO
  Dates of Service: August, 2016 - Present
  Responsibilities: Day to day management of the business. Currently does not take a salary, however, plan in place to take a salary of approximately $120,000 per year upon the successful completion of this fundraising offering.

- **Position:** Board Member
  Dates of Service: August, 2016 - Present
  Responsibilities: Strategic governance and oversight.

Name: Andrew Koval

Andrew Koval's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CTO
  Dates of Service: August, 2016 - Present
  Responsibilities: In charge of R&D and technology. Currently does not take a salary, however, plan in place to take a salary of approximately $120,000 per year upon the successful completion of this fundraising offering.

- **Position:** Board Member
  Dates of Service: August, 2016 - Present
  Responsibilities: Strategic governance and oversight.

Name: Oleksandr Krotenko

Oleksandr Krotenko's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** COO
  Dates of Service: August, 2016 - Present
  Responsibilities: Business development, partnerships and sales. Currently does not take a salary, however, plan in place to take a salary of approximately $120,000 per year upon the successful completion of this fundraising offering.

Other business experience in the past three years:

- **Employer:** Revenue Grid
  Title: Strategic Advisor
  Dates of Service: September, 2020 - Present
  Responsibilities: Advise Revenue Grid, which is an AI guided SAAS selling platform that nudges sales teams, on the actions that bring the best results, show deals at risk, and prioritize tactics with the greatest impact. For over 15 years

Revenue Grid has been leading the market of data integration, where it has earned global recognition helping sales teams of any size and complexity to collect and use complete sales and communication data automatically. Revenue Grid has brought a revolutionary functionality for sales teams: actionable data-backed signals that provide step-by-step guidance on each deal they are working on.

Other business experience in the past three years:

- **Employer:** Consulate General of Ukraine
  Title: Consul
  Dates of Service: February, 2014 - August, 2020
  Responsibilities: Aligned strategic objectives with key stakeholders, including S&P 500 executives, Silicon Valley startups, regional leaders and government agencies to unlock strategic opportunities for mid- and long-term growth. Engaged in building, managing and strengthening of trusted partnerships to support business objectives. Developed business operations implementation strategies. Oversaw each step of the business operations lifecycle: strategy/planning, pipeline development, prospecting, outreach, terms negotiation, contract drafting, and implementation.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as “we”, “us”, “our”, or “Company”) involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company’s Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering Common Stock in the amount of up to $4,113,269.72 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our

equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

We are reliant on one main type of service
All of our current services are variants on one type of service, providing solar smart window blinds. Our revenues are therefore dependent upon the market for solar smart window blinds.

Developing new products and technologies entails significant risks and uncertainties
Delays or cost overruns in the development of our solar blinds and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and

will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
SolarGaps was formed on 08/16/2016. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. SolarGaps has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that smart solar blinds is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company's owns copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs

associated with such practices may invade the capital of the Company.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on SolarGaps or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on SolarGaps could harm our reputation and materially negatively impact our financial condition and business.

The Chief Executive Officer and Executive Team do not currently receive a salary for their roles with the Company.
SolarGaps, Inc. is an early-stage company that does not currently generate consistent revenue. Accordingly, the CEO of SolarGaps and the Executive Team do not currently receive a salary for their roles. Although they have been, and will to continue to be, compensated in sweat equity, there is some level of risk in investing in a company whose day-to-day operations are managed by an individual who does not receive a salary. In order to counterbalance the current absence of monetary incentivization, the company has arranged for the executive team to receive a salary of up to $120,000 moving forward dependent on the following company benchmarks being met: (i) the successful completion of this funding offering.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Eugene Erik	5,750,000	Common Stock	63.89%

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 2,463,065 of Common Stock.

Common Stock

The amount of security authorized is 15,000,000 with a total of 9,000,000 outstanding.

Voting Rights

One vote per share. Please see voting rights of securities sold in this offering.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Type of security sold:** SAFE
  Final amount sold: $886,678.00

Use of proceeds: The funds were used for daily operations and business development.
Date: April 30, 2022
Offering exemption relied upon: Regulation CF

- **Type of security sold:** SAFE
Final amount sold: $310,000.00
Use of proceeds: Operations and business development.
Date: August 01, 2022
Offering exemption relied upon: 506(b)

- **Type of security sold:** SAFE
Final amount sold: $500,000.00
Use of proceeds: General operations and business development.
Date: September 01, 2021
Offering exemption relied upon: 506(b)

- **Type of security sold:** SAFE
Final amount sold: $467,425.00
Use of proceeds: General operations and business development.
Date: October 01, 2020
Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** SAFE
Final amount sold: $39,863.00
Use of proceeds: General operations and business development.
Date: September 01, 2020
Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year ended December 31, 2021 compared to year ended December 31, 2020

Revenue

Revenue for fiscal year 2021 was $17,427, compared to fiscal year 2020 revenue of $49,878. The biggest challenge was Covid-19 because of lockdowns and remote work mode in many businesses. In 2021 we began heavy business development in the B2B segment targeting hotels and business centers. But then we faced lockdowns and thus many projects were put on hold because traveling was not possible and people switched to remote working. Now many businesses revive and we are moving forward with new orders.

Cost of sales

Cost of sales in 2021 was $17,427, a decrease of approximately $32,451, from costs of $49,878 in fiscal year 2020. The reduction was largely due to an increase in direct-to-consumer sales.

Expenses

The Company's expenses consist of, among other things, compensation and benefits, marketing and sales expenses, fees for professional services, and research and development expenses. Total operating expenses in 2021 were $4,232, compared to the expenses in 2020 which amounted to $4,872. This year we invest heavily in business development.

Historical results and cash flows:

In the past we performed R&D and operated the business primarily from the funds that were raised in the prior rounds. The Company is currently in the stage of building and expanding the customer base. We are of the opinion the historical cash flows will be indicative of the revenue and cash flows expected for the future as we are undergoing sales ramp-up.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of October 31, 2022, the Company has capital resources available in the form of cash on hand in the Bank of America corporate account in the amount of $410,836.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations. But at the same time we have other funds and capital resources available in addition to the funds from this Regulation Crowdfunding campaign. We have enough capital for the next 18 months of operations and also have investors that agreed to invest in Series A round.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company has, 80% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for 18 months. This is based on a current monthly burn rate of $30,000 for expenses related to operations and business development.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for two years. This is based on a current monthly burn rate of $30,000 for expenses related to operations and business development. If the maximum amount would be raised, we would expand at higher rate and therefore expect the monthly burn rate to increase to $100,000 for expenses related to operations and business development.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

We plan to raise Series A round after this Reg CF. Depending on the outcome of this raise, it might be a Reg A or conventional VC backed capital raise. The goal is to raise $10m-$15M during our Series A round.

Indebtedness

- **Creditor:** Eugene Erik
  Amount Owed: $70,680.00
  Interest Rate: 0.0%

Related Party Transactions

- **Name of Entity:** Eugene Erik
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: The Company has a short-term loan from the CEO and founder in the amount of $70680. This loan bears no interest and has no specified maturity date.
  Material Terms: This loan bears no interest and has no specified maturity date.

Valuation

Pre-Money Valuation: $15,030,000.00

Valuation Details:

The Company determined its pre-money valuation based on an analysis of multiple factors.

First, the Company analyzed its progression over the past few years in its business and fundraising. We believe $15mln is a fair valuation for SolarGaps based on the prior history of SolarGaps's crowdfunding. SolarGaps raised almost $1M during the Reg CF crowdfunding raise on WeFunder at a pre-money valuation of $13M. This means that our post-money valuation was $14M.

Second, the company evaluated the changes that have occurred in the business recently. During the past year, our company got more distributors and brand visibility. We have 20+ distributors in 20+ countries and more than 300 installations so far. This stems from our successful Kickstarter campaign in 2017 that raised $100k. In addition over the past two fiscal years, we have garnered our first revenue in the amount of $67k.

Third, we valued the expertise of our leadership team and our Intellectual Property assets. Our team has all been involved in various other businesses before, in addition, our CEO previously sold his stake in his prior company. Technology is protected by our international patents and this allows us to scale globally and become profitable.

Disclaimers

The Company set its valuation internally, without a formal-third party independent evaluation.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) the company only has one class of stock: common stock; (ii) all outstanding options, warrants, and other securities with a right to acquire shares are exercised (if applicable); and (iii) any shares reserved for issuance under a stock plan are issued (if applicable).

Use of Proceeds

If we raise the Target Offering Amount of $9,999.96 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *StartEngine Service Fees*
  94.5%
  Fees for certain services provided by StartEngine

If we raise the over allotment amount of $4,113,318.55, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Research & Development*
  33.0%
  We plan to continuously improve our solar blinds and the software. We also plan to add new features and functionality.

- *Marketing*
  35.0%
  Our goal is to have superb business development and sales/marketing. We will run our marketing on a lean, cost-efficient basis in order to keep user acquisition costs to one of the lowest in the industry.

- *Operations*
  15.0%
  Since the beginning, we ran a lean, cost effective start-up and plans to continue to do so in the future. We envision day-to-day operations expenses, such as rent, bookkeeping, office space and others.

- *Legal*
  11.5%
  Our goal is to expand internationally and offer our product to users in many countries. In order to be able to be able to operate on a global scale we will need to establish a solid legal foundation.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://solargaps.com/ (solargaps.com).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/solargaps

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR SolarGaps, Inc.

[See attached]

SolarGaps, Inc.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2021 AND 2020

Audited

(Expressed in United States Dollars)

INDEX TO FINANCIAL STATEMENTS

Page

INDEPENDENT ACCOUNTANT'S AUDIT REPORT

To the Board of Directors
SolarGaps Inc.
Redwood City, California

Opinion

We have audited the financial statements of SolarGaps Inc., which comprise the balance sheets as of December 31, 2021, and 2020, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of SolarGaps Inc. as of December 31, 2021, and 2020, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of SolarGaps Inc.. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about SolarGaps Inc.'s ability to continue as a going concern for period of twelve months from the end of the year ended December 31, 2021.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of SolarGaps Inc.'s internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about SolarGaps Inc.'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Going Concern

As discussed in Note 11, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

August 15, 2022
Los Angeles, California

As of December 31,	2021	2020
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & cash equivalents	$ 305	$ -
Inventories	1,781	1,781
Prepayments to suppliers	295,700	157,920
Total current assets	**297,786**	**159,701**
Intangible assets, net	5,237	5,761
Total assets	**$ 303,023**	**$ 165,462**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Current portion of Promissory Note and Loans		
Short term loan payable	70,680	70,680
Other current liabilities	76,147	93,473
Total current liabilities	**146,827**	**164,153**
Total liabilities	**146,827**	**164,153**
STOCKHOLDERS EQUITY		
Common Stock	700	700
Additional Paid in Capital	68,400	68,400
SAFE's	384,119	225,000
Retained earnings/(Accumulated Deficit)	(297,023)	(292,791)
Total stockholders' equity	**156,196**	**1,309**
Total liabilities and stockholders' equity	**$ 303,023**	**$ 165,462**

See accompanying notes to financial statements.

For Fiscal Year Ended December 31,	**2021**	**2020**
(USD $ in Dollars)		
Net revenue	$ 17,427	$ 49,878
Cost of goods sold	17,427	49,878
Gross profit/(loss)	-	-
Operating expenses		
General and administrative	4,103	4,872
Sales and marketing	129	-
Total operating expenses	4,232	4,872
Operating income/(loss)	(4,232)	(4,872)
Interest expense	-	-
Other Loss/(Income)	-	-
Income/(Loss) before provision for income taxes	(4,232)	(4,872)
Provision/(Benefit) for income taxes	-	-
Net loss	**$ (4,232)**	**$ (4,872)**

See accompanying notes to financial statements.

(in , $US)	Common Stock Shares	Common Stock Amount	SAFE's	Additional Paid In Capital	Retained earnings/ (Accumulated Deficit)	Total Shareholder Equity
Balance—December 31, 2019	**7,000,000**	**$ 700**	**$ 225,000**	**$ 68,400**	**$ (287,919)**	**$ 6,181**
Net income/(loss)	-	-	-	-	(4,872)	**(4,872)**
Balance—December 31, 2020	**7,000,000**	**$ 700**	**225,000**	**$ 68,400**	**$ (292,791)**	**$ 1,309**
Issuance of Simple Agreement Finance Equity	-	-	159,119	-	-	**159,119**
Net income/(loss)	-	-	-	-	(4,232)	**(4,232)**
Balance—December 31, 2021	**7,000,000**	**$ 700**	**384,119**	**$ 68,400**	**$ (297,023)**	**$ 156,196**

See accompanying notes to financial statements.

For Fiscal Year Ended December 31,		2021		2020
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(4,232)	$	(4,872)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Amortization of intangible assets		524		524
Changes in operating assets and liabilities:				
Prepayments to suppliers		(137,780)		5,553
Other current liabilities		(17,326)		(19,303)
Net cash provided/(used) by operating activities		**(158,814)**		**(18,098)**
CASH FLOW FROM FINANCING ACTIVITIES				
Borrowing on convertible notes and loans		159,119		880
Net cash provided/(used) by financing activities		**159,119**		**880**
Change in cash		305		(17,218)
Cash—beginning of year		-		17,218
Cash—end of year	**$**	**305**	**$**	**-**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	-	$	-
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note	$	-	$	-
Issuance of equity in return for accrued payroll and other liabilities	$	-	$	-

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

SolarGaps Inc. was incorporated in the state of Deleware on August 15, 2016. The financial statements of SolarGaps Inc. (which may be referred to as "SolarGaps", "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Redwood City, CA.

SolarGaps is the distributor of window blinds for residential and commercial use with features designed for renters, homeowners and small businesses to affordably reduce energy usage, create renewable energy and transition to energy independence:

DIY PLUG & PLAY - With apartment renters in mind, the interior wall brackets are designed as a non-permanent, plug & play solution with additional installation options for homeowners to maximize energy production.

ENERGY GENERATING - Built-in solar panels can generate up to 100W-150W of renewable energy per 10 sq. ft. (≈ 1 m2) of a window, enough to power 30 LED light bulbs or three MacBooks.

ENERGY REDUCING - In addition to generating solar energy, the window blinds also save energy by shading your home interior and reducing air condition cost by up to 80%.

AFFORDABLE - Energy surplus can either be stored in the battery or can easily be sold to your electricity company as green energy through a two-way meter they provide.

SMART FEATURES - Easily integrate with smart devices like Google Home, Echo, Nest Thermostat and more to control by voice, temperature and/or smartphone app.

SolarGaps mission is to make energy free and accessible to all. We are pioneering a method of energy distribution that will power the offices, homes, and cities of the future. By exploring innovative concepts and adopting new technologies, we can help move every city closer to their net zero goals.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2021, and the Company determined that no reserve was necessary.

Inventories

Inventories are stated at lower cost using the first-in, first-out method or net realizable value.

Impairment of Long-lived Assets

Long-lived assets, such as property, equipment, and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

SolarGaps Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken, or expected to be taken, in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing, and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers.

Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements:

1) Identify the contract with a customer

2) Identify the performance obligations in the contract

3) Determine the transaction price

4) Allocate the transaction price to performance obligations in the contract; and

5) Recognize revenue as the performance obligation is satisfied.

The Company derives all revenues from the sale of window blinds for residential and commercial use online, and through licensed distributors.

Cost of Sales

The Company expenses incremental costs that directly relate to the sales of our products immediately under the available practical expedient as the amortization period would be less than one year.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2021, and December 31, 2020, amounted to $129 and $0, which is included in sales and marketing expenses.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through August 15, 2022, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The standard implementation did not have a material impact.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The standard implementation did not have a material impact.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The standard implementation did not have a material impact.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. INVENTORY

Inventory consists of the following items:

As of Year Ended December 31,		2021		2020
Finished Goods	$	1,781		1,781
Total Inventories	**$**	**1,781**	**$**	**1,781**

4. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables and accounts payable consist primarily of trade payables.

Other current liabilities consist of the following items:

As of Year Ended December 31,		2021		2020
Customer Advances	$	75,314	$	93,164
Sales Tax Payable	$	833	$	309
Total other current liabilities	**$**	**76,147**	**$**	**93,473**

5. DEBT

The company has a short-term loan from the CEO and founder in the amount of $70.680 as of December 31, 2021 and 2020. This loan bears no interest and has no specified maturity date.

6. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 10,000,000 Common Shares with a par value of $0.0001. As of December 31, 2021, and December 31, 2020, 7,000,000 Common Shares have been issued and are outstanding.

7. INCOME TAXES

The provision for income taxes for the year ended December 31, 2021, and December 31, 2020, consists of the following:

	2021	2020
Net operatig loss	$ (1,106)	$ (1,297)
Valuation allowance	1,106	1,297
Total	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities on December 31, 2021, and December 31, 2020, are as follows:

	2021	2020
Net operatig loss	$ (87,850)	$ (86,744)
Valuation allowance	87,850	86,744
Total	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2021, and December 31, 2020. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2021, the Company had federal cumulative net operating loss ("NOL") carryforwards of $294,404, and the Company had state net operating loss ("NOL") carryforwards of approximately $294,404. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2021, and 2020, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2021, and December 31, 2020, the Company had no accrued interest and penalties related to uncertain tax positions.

8. RELATED PARTY

The Company has a short-term loan from the CEO and founder in the amount of $70.680 as of December 31, 2021 and 2020. This loan bears no interest and has no specified maturity date.

9. COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company enters various operating leases for facilities.

Rent expenses were in the amount of $0 and $284, for the fiscal years ended December 31, 2021, and December 31, 2020, respectively.

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

10. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2021, through August 15, 2022, which is the date the financial statements were available to be issued.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

11. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $4,232, an operating cash flow loss of $158.814, and liquid assets in cash of $305, which less than a year's worth of cash reserves as of December 31, 2021. These factors normally raise doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

SolarGaps is not live or open to the public at this moment.

Smart Solar Blinds

INVEST IN SOLARGAPS TODAY!

At SolarGaps, we believe we have developed one of the world's first smart solar blinds, allowing households and commercial buildings to utilize window areas for green energy generation and reduce electricity bills and CO2 emissions. After five years of R&... Show more

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


SolarGaps
innovative smart solar blinds

REASONS TO INVEST

- Novel Product: Smart solar blinds that shade and generate energy automatically, utilizing window areas for green energy generation and reducing electricity bills and CO2 emissions. SolarGaps won global awards from Amazon, SVIEF, European Bank of Reconstruction and Development, TechTour, Katerva and The Smarter E.
- Huge Market Potential: With the constant growth of electricity prices worldwide and climate change, the global cleantech market is estimated to reach more than $6.4T by the end of the year.
- Solid Traction: 300+ large installations and 20+ distributors around the globe.

*source

OVERVIEW

Democratizing clean energy - all by creating your own

The Henry Ford: SolarGaps Review

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- Client IP: 35.239.99.24

Since 2015, SolarGaps has been on a mission to make energy free and accessible to all.

That's why we are pioneering a method of energy distribution that will power the offices, homes, and cities of the future - all through our energy generating smart blinds.


energy
generating
smart
blinds
SAVE
on your bills
-30%
Lower your bills by 30%
100W
Generate up to 100Wh
Government support
GREEEN
energy
CO₂
Reducing carbon footprint
ECO Lifestyle
Helping save our planet

Installed on the outside of the building, our solar blinds will not only lower power bills, but will also provide active shading to reduce air conditioning usage and shrink carbon footprints.

With that, we are here to democratize clean energy, incentivizing people to create their own.

Our Story:


Milestones
2017
Top 3 Silicon Valley Startups
HAX Accelerator
2018
Full-Scale Manufacturing
Won Multiple Awards
2019
Won $1M+ Grant
300+ Installations
2020
International Patents
German Design Award
2021
20+ Distributors
Reg CF $1M Raise
2022
Anticipated RegCF $5M Raise


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THE PROBLEM & OUR SOLUTION

37% of electricity is spent in cities on air conditioning by 56% of the world's population (4.4 billion inhabitants live in cities)*

*source, source


Smart cities are limited in
space for solar panels


SolarGaps
is advancing the way
future cities will be
powered
Smart. Solar. Blinds.

We believe SolarGaps smart solar blinds address two important global issues: carbon pollution and energy inefficiency of existing buildings.

Our blinds automatically adjust the angle for the most effective solar energy capturing and better shading performance. They maintain desired room temperature, control light, adjust to customer daily habits and changing weather conditions, and integrate into various smart home and commercial buildings management systems.



Because our solar blinds can capture energy on the vertical facades of buildings, we offer a way for homeowners to directly power their homes and apartments without an expensive rooftop installation.

Powerful Renewable Technology to Power Cities:



1
2
3
TV
4

How It Works



1. Solar blinds generate energy from the sun
2. Inverter converts energy and sends it to the grid
3. You can power different home appliances
4. Active shading decreases energy consumption by at least 30%

Competition

	SolarGaps	Ordinary Blinds	Solar Panels	Solar Glass
Energy generation	100W+	-	80–100W	28–50W
Shading efficiency	● ● ●	● ● ●	-	● ● ●
Sun tracking feature	+	-	-	-
Ease of installation	easy	easy	very hard	hard

Enterprise Customers



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Advantages for Enterprise Customers
Green Reputation
Improve company reputation and get valuable certificates
Energy Generation
Generate PV Energy to power your main building operations
Energy Friendly Building
Obtain green building certifications: LEED, BREEM
Electricity Savings
Decrease costs on electricity bills by at least 30%
Property Promotion
Attract top level businesses that value eco friendly reputation

THE MARKET & OUR TRACTION

300+ installations, 200+ distributors, and already targeting a trillion dollar market



International Presence
300+ Installations
20+ Distributors
Installations
Headquarters

With rising electricity prices and climate change, the global clean tech market is estimated to reach more than $6.4 trillion by the end of the year. (source) We think our constant revenue and production growth only confirm that clean tech and renewable energy markets are on the rise.



The Market Is Huge
$21B
$6.4T
$46B
blinds & shades market
cleantech market
smart office market

**source, source, source*

Our solution not only generates green energy, but also serves as a heat shield that improves the sustainability of the building. With that, we believe SolarGaps is one of the only solar solutions that shades and generates energy automatically.

We are already producing on a large scale, attracting high level companies in the US, Germany and Spain.



Bussiness Model
Developers and Real Estate Investors
Designers and Architects
PV systems installers
HVAC systems installers
Solar protection systems installers
Government institutions
SolarGaps
R&D
Marketing
IT Support
50% margin
48 USD per sq. ft.
Retail
Local Partners
Sales
Installation
Maintanace
45% margin
39 USD per sq. ft.
Enterprise

WHY INVEST

We think the world is starting to move into renewable energy

We believe SolarGaps will soon become a mainstream product in cities, helping people save billions on energy bills, and benefiting the planet by reducing our carbon footprint.



SolarGaps is Award-Winning
SVIEF
SVIEF Startup Contest Award (2017, China)
TechTour Top Presenting Company Award (2018, Poland)
COP 24 EBRD Special Climate Innovation Award (2018, Poland)
German Design Award Winner (2020, Germany)
aws
Amazon Innovation Center China Award (2018, China)
The Smarter E Award for Innovations in Renewable Energy (2019, Germany)
Katerva Award in Energy and Environment category (2020, USA)

This funding will help us to scale up the product into the B2B version to boost sales growth and promotion, as well as add more product functionality.

To us, climate change and rising costs of energy aren't going anywhere. Join us on our mission to democratize energy for all, helping people and the planet.



Installations
Hotel in Barcelona, Spain
Window area 4,746 sq. ft.
Annual savings $64,000
SolarGaps
is advancing the way future cities will be powered
Smart. Solar. Blinds.


Your windows become powerful with SolarGaps
–TechCrunch

*source

ABOUT

HEADQUARTERS
541 Jefferson Ave Suite 100 Redwood City, CA 946023

VALUATION
$15.03M

PREVIOUSLY CROWDFUNDED
$887k

At SolarGaps, we believe we have developed one of the world's first smart solar blinds, allowing households and commercial buildings to utilize window areas for green energy generation and reduce electricity bills and CO2 emissions. After five years of R&D, we have successfully developed the product, fully patented technology, and already completed over 300 installations around the world. Today, we have active distributors in 20+ countries and continue expanding into new markets.

TEAM



Eugene Erik
CEO and Board Member

We are very concerned about climate change and the ecological issues that our planet is facing. The world started to move into renewable energy direction. SolarGaps will soon become a mainstream product in the cities helping people save billions on energy bills and will also give a huge benefit to the planet in reducing the carbon footprint.

Pleas note Eugene does not take a salary for his role with the company, please refer to the Company's risk factors section for more information.



Andrew Koval
CTO and Board Member

Tech geek. 20+ yrs of experience in IT. Successfully managed and transformed global IT teams of 1000+ developers and embedded engineers that overachieved set KPI's by 2X-3X times. True addict of Solar Gaps concept and idea. Cleantech and solar power is the next big thing



Oleksandr Krotenko
COO

Purpose and data-driven, problem-solver and decision-maker with a global business strategy perspective. 20+ yrs of experience is running and advising global businesses to grow, scale and expand. True believer that cleantech will defeat the old school and we will build a new world.

TERMS

SolarGaps

Overview

PRICE PER SHARE	VALUATION
$1.67	$15.03M

DEADLINE	AMOUNT RAISED
Mar 1, 2023	$0.00

Breakdown

MIN INVESTMENT
$499.33

OFFERING TYPE
Equity

MAX INVESTMENT
$4,113,318.55

ASSET TYPE
COMMON

MIN NUMBER OF SHARES OFFERED
5,988

SHARES OFFERED
Common Stock

MAX NUMBER OF SHARES OFFERED
2,463,065

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing →

Offering Memorandum →

Risks

Company : **SolarGaps, Inc.**

Corporate Address : **541 Jefferson Ave Suite 100, Redwood City, CA 946023**

Offering Minimum : **$9,999.96**

Offering Maximum : **$4,113,318.55**

Minimum Investment Amount (per investor) : **$499.33**

Terms

Offering Type : **Equity**

Security Name : **Common Stock**

Minimum Number of Shares Offered : **5,988**

Maximum Number of Shares Offered : **2,463,065**

Price per Share : **$1.67**

Pre-Money Valuation : $15,030,000.00

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives and Bonuses*

Loyalty Bonus | 5% Bonus Shares

WeFunder prior Investors: Invest in this Reg CF round and receive additional 5% bonus shares

Time-Based:

Friends and Family Early Birds

Invest within the first 48 hours and receive 30% bonus shares.

Super Early Bird Bonus

Invest within the first week and receive 25% bonus shares.

Early Bird Bonus

Invest within the first two weeks and receive 20% bonus shares.

Amount-Based

$500+ | Tier 1

Invest $500+ and receive 5% off the first order of smart solar blinds.

$1,000+ | Tier 2

Invest $1,000+ and receive 5% bonus shares, 7% off the first order of smart solar blinds, 1 year of free service and support, and free for life: Bronze membership status.

$2,500+ | Tier 3

Invest $2,500+ and receive 10% bonus shares, 10% off the first order of smart solar blinds., 2 years of free service and support, free for life: Silver membership status.

$5,000+ | Tier 4

Invest $5,000+ and receive 20% bonus shares, 15% off the first order of smart solar blinds, 5 years of free service and support, a tour of the manufacturing facility, fee for life: Gold membership status.

$10,000+ | Tier 5

Invest $10,000+ and receive 30% bonus shares, 20% off the first order of smart solar blinds, 10 years of free service and support, access to the exclusive bonuses & perks that would be available only to the VIP clients, participation in the yearly Q&A call with the CEO, free for life: Platinum membership status.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

SolarGaps will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.67 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $167. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus and the WeFunder Loyalty Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds

We will not incur any irregular use of proceeds.

PRESS

CNET
SolarGaps turns window decor into solar panels at CES

View Article

Mashable
These solar window blinds can cut your energy bills by 70 percent

View Article

TechCrunch
Your windows become powerful with SolarGaps

View Article

Digital Trends
SolarGaps blinds protect your home from the sun and draw from its power

View Article

Geek News Central
SolarGaps Solar Smart Blinds at CES

View Article

Show More Press

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

VIDEO 1

Hello. My name is Jordyn and I am here today to introduce you to the SolarGaps, the first smart window blinds that generate electricity directly from the sun. As you may know, many large cities such as New York, London, and Paris have limited space for solar panel installation, wind turbines, and other renewable energy sources. As a matter of fact, around 70% of the world's population lives in cities and, therefore, does not have the ability to install solar panels on their roofs. That is why we have created an innovative solution that will disrupt the renewable energy market. Our product will offer residential and commercial buildings with the ability to generate energy from a new source, window blinds.

As of today, we have already raised $2 million from high profile investors. We already have the fully developed technology, we've received three patents, and have even installed our product in more than 300 buildings with an established network of more than 20 distributors around the world. Over the year, our company, SolarGaps, has won multiple awards and has also been featured on numerous top media worldwide. Our technology is recognized by experts in the industry as both novel and disruptive. For example, the European Union's leading renewable program, Horizon 2020, which supports sustainable and green technologies has already invested in SolarGaps. The unique feature of SolarGaps' blinds is that they automatically track the sun and, therefore, constantly generate energy throughout the day.

You simple install our smart blinds, which is very easy to do, and they start generating energy within several minutes. Our blinds can power all devices in a home independently. Or can also be integrated into the battery system that stores solar energy for back-up protection. This way, even if the grid goes down, you're power stays on. The blinds by SolarGaps help provide active shading while at the same time lowering your electric bill by at least 30%. It is projected that the window blinds market will reach around $15 billion by next year. But only our company offers smart blinds with a technology that also generates solar energy, making SolarGaps unique and highly competitive. By 2050, experts estimate that two-thirds of the global population will live in metropolitan cities, thus creating a massive market opportunity for SolarGaps.

Our mission is to make energy affordable and accessible to all. We are pioneering a new method of generating energy in cities with the goal to reduce people's carbon footprint. Our product and technology are already successfully being used globally and we are on track to reach our goal of reaching millions of people using SolarGaps every day in their home and offices. We invite you to become a part of our company. Together we can create a brighter and cleaner tomorrow for our children and future generations. Join us in our goal of disrupting the renewable energy market together.

VIDEO 2

You know what I love? Window blinds. With a twist of the wrist, I can regulate all light. Twist right, sunshine. Twist left, darkness. A half twist either way and there a magnificent glow that gives that dramatic selfie lighting with the lines of sun and shadows highlighting a chiseled jaw and strong brow. But I ask that person to move over so I can actually take a picture of myself. Now blinds can do more than give you the power of changing the sunlight, now there are blinds that have the power to capture it.

This man, Yevgen Erik, is tackling the growing energy demands of households across the planet. SolarGaps are blinds that generate electricity from the sun through, of course, your window. With these solar blinds, you can keep your house at a comfortable temperature while saving money and reducing your carbon footprint.

With his background in cybernetics, Yevgen and his team got to work building and designing a set of blinds that could move automatically according to the angle of the sun, just like the sunflower. While all this energy is being converted, the blinds are also acting as shades, thereby reducing the need for air conditioning and lowering your bill by up to 30%. So you can power your home devices, your lighting, your electrical appliances, while also tracking your energy consumption on your smartphone. Unused energy can be stored in a battery for later use.

On average, a standard sized 20 square foot window can provide about 1 kilowatt of energy per day, that's enough energy to power about six laptops in a workday, all from a room with a view.

VIDEO 3

Four years ago, we started our company with an ambitious idea. To disrupt the energy industry, reduce carbon footprint, and allow people in urban areas to save money on electric bills. But most importantly, we truly believe that climate change is a real threat to our planet and renewable energy is the solution. That is why we created SolarGaps, smart blinds that automatically track the sun and generate electricity from its energy. The crucial aspect of our product is its ability to be installed in the cities and urban areas that have limited space and cannot accommodate installations of solar panels on the rooftops.

In 2017, we developed the prototype and raised our first round of investments. The same year, we participated in numerous exhibitions, one of them being the CES Trade Show, which is one of the most influential tech events. We received lots of positive feedback, several potential clients, and strong media coverage.

At the same time, we wanted to get confirmation of interest from the general public. That is why we successfully launched the Kickstarter campaign, where we received more than 300 orders. After that, we patented our technology and started preparing for full-scale manufacturing.

The next year, we also joined HAX, a very selective San Francisco-based accelerator program. Throughout its course, we were introduced to the biggest US retailers and received strong interest from the companies, such as Best Buy and Target. At the end of the program, SolarGaps was featured among the top three Silicon Valley startups and received the SVIEF Star Award.

In 2019, we launched full-scale manufacturing and started to establish a distribution network. Our team was also very honored to receive Climate Innovation Award at the United Nations Climate Change Conference, and the award from the Amazon Innovation Center.

As of today, SolarGaps has a network of more than 20 distributors and our product is being installed on numerous well-known buildings worldwide, such as World Trade Center in Barcelona and Tata Power in Mumbai. We have also recently won a $1 million grant from Horizon 2020, a highly competitive program in the renewable energy sector.

Our patented technology and product received solid traction, international recognition, and we're on the path to disrupt the energy sector. Support SolarGaps, to make our planet greener and make renewable energy mainstream.

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Platform Compensation

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